Exhibit 5.1

2800 JPMorgan Chase Tower, 600 Travis Houston, Texas 77002 Telephone: 713-226-1200 Fax: 713-223-3717 www.lockelord.com :

June 15, 2010

Sterling Bancshares, Inc.

10260 Westheimer

Houston, Texas 77042

Dear Ladies and Gentlemen:

We have acted as counsel to Sterling Bancshares, Inc., a Texas corporation (the “Company”), in connection with the offer and sale (the “Offering”) by the United States Department of the Treasury (the “Selling Security Holder”) of 2,615,557 warrants (the “Warrants”), representing the right to purchase an aggregate of up to that same number of shares (the “Warrant Shares”) of the Company’s common stock, par value $1.00 per share, pursuant to the Underwriting Agreement, dated June 9, 2010 (the “Agreement”), among the Company, the Selling Security Holder, and Deutsche Bank Securities Inc., as the underwriter.

We have examined originals or certified copies of such corporate records of the Company and other certificates and documents of officials of the Company, public officials and others as we have deemed appropriate for purposes of this opinion. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all copies submitted to us as conformed and certified or reproduced copies.

Based on the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that the Warrants have been duly authorized, when the Warrants have been duly issued and delivered to and paid for by the purchasers thereof, the Warrants will constitute a valid and legally binding obligation of the Company and the Warrant Shares, when duly issued upon exercise of the Warrants in accordance with their terms, will be validly issued, fully paid and non-assessable.

The opinion set forth above is subject to the effects of (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Warrants and the Warrant Agreement.

This opinion is given on the basis of the law and the facts existing as of the date hereof. We assume no obligation to advise you of changes in matters of fact or law which may thereafter occur. Our opinion is based on statutory laws and judicial decisions that are in effect on the date hereof, and we do not opine with respect to any law, regulation, rule or governmental policy which may be enacted or adopted after the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references therein to us. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Locke Lord Bissell & Liddell LLP

LOCKE LORD BISSELL & LIDDELL LLP